January 6, 2020

Vincent Browne
Chief Executive Officer
Alternus Energy Inc.
One World Trade Center, Suite 8500
New York, New York 10007

       Re: Alternus Energy Inc.
           Registration Statement on Form 10-12G
           Filed August 13, 2019
           File No. 000-56085

Dear Mr. Browne:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    Peter DiChiara